                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)


                               Michael Foods, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
                   ------------------------------------------
                         (Title of Class of Securities)


                                    5940741
                   ------------------------------------------
                                 (CUSIP Number)

     Gregg A. Ostrander                  M-Foods Investors, LLC
     Michael Foods, Inc.                 c/o Vestar Capital Partners IV, L.P.
     5353 Wayzata Boulevard              245 Park Avenue, 41st Floor
     Suite 324                           New York, New York 10167
     Minneapolis, MN 55416               (212) 351-1600
     (952) 546-1500
                  _____________________________________________
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                    COPY TO:

                               Stephen L. Ritchie
                                Kirkland & Ellis
                              200 E. Randolph Dr.
                            Chicago, Illinois 60601
                                 (312) 861-2000

                                 December 21, 2000
                                 -----------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                              Page 1 of 29 Pages

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 2 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      M-Foods Investors, LLC
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            0
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           3,952,412 (1) (See Item 5)
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          0
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,952,412 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      OO
================================================================================
(1) Includes 495,876 shares issuable upon exercise of options exercisable within 60 days of the date hereof.

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 3 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      Gregg A. Ostrander
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            0
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           236,292 (2) (See Item 5)
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          236,292 (See Item 5)
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      236,292 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.3%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
================================================================================
(2) Includes 205,900 shares issuable upon the exercise of options exercisable within 60 days of the date hereof.

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 4 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      John D. Reedy
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            0
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           85,726 (3) (See Item 5)
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          85,726 (See Item 5)
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      85,726 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
================================================================================
(3) Includes 58,550 shares issuable upon the exercise of options exercisable within 60 days of the date hereof.

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 5 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      Bill L. Goucher
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            0
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           89,126 (4) (See Item 5)
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          89,126 (See Item 5)
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      89,126 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
================================================================================
(4) Includes 76,560 shares issuable upon the exercise of options exercisable within 60 days of the date hereof.

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 6 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      James D. Clarkson
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            0
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           60,321 (5) (See Item 5)
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          60,321 (See Item 5)
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      60,321 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.3%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
================================================================================
(5) Includes 52,500 shares issuable upon the exercise of options exercisable within 60 days of the date hereof.

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 7 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      Bradley L. Cook
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            28,522 (6) (See Item 5)
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           0
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          28,522 (See Item 5)
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      28,522 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
================================================================================
(6) Includes 23,000 shares issuable upon the exercise of options exercisable within 60 days of the date hereof.

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 8 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      Max Hoffman
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            0
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           34,590 (7) (See Item 5)
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          34,590 (See Item 5)
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,590 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
================================================================================
(7) Includes 17,400 shares issuable upon the exercise of options exercisable within 60 days of the date hereof.

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 9 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      James Mohr
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            26,979 (8) (See Item 5)
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           0
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          26,979 (See Item 5)
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,979 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
================================================================================
(8) Includes 24,000 shares issuable upon the exercise of options exercisable within 60 days of the date hereof.

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 10 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      Harold D. Sprinkle
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            18,491 (9) (See Item 5)
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           0
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          18,491 (See Item 5)
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,491 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
================================================================================
(9) Includes 17,500 shares issuable upon the exercise of options exercisable within 60 days of the date hereof.

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 11 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      4JR1C Limited Partnership
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      MINNESOTA
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            0
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           1,588,489 (See Item 5)
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          1,588,489 (See Item 5)
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,588,489 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.7%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
================================================================================

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 12 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      3J2R Limited Partnership
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      MINNESOTA
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            0
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           1,459,514 (See Item 5)
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          1,459,514 (See Item 5)
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,459,514 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
================================================================================

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 13 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      Vestar Capital Partners IV, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            0
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           3,952,412 (See Item 5)
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          0
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,952,412 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
================================================================================

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 14 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      Marathon Fund Limited Partnership IV
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            0
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           0 (See Item 5)
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          0
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
================================================================================

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 15 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      Miltiades LLC
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            0
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           0 (See Item 5)
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          0
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      OO
================================================================================

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 16 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      Vestar Associates IV, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            0
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           3,952,412 (See Item 5)
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          0
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,952,412 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
================================================================================

------------------------                              ------------------------
 CUSIP No. 5940741                    13D             Page 17 of 29 Pages
------------------------                              ------------------------
================================================================================

 1    NAME OF REPORTING PERSON

      Vestar Associates Corporation IV
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7   SOLE VOTING POWER

      SHARES            0
                    ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY           3,952,412 (See Item 5)
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER

     REPORTING          0
                    ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

       WITH             0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,952,412 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
================================================================================

     ITEM 1.  SECURITY AND ISSUER.

     The class of equity security to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of Michael Foods, Inc., a Minnesota corporation (the "Company"). The name and address of the principal executive offices of the Company are Michael Foods, Inc., 5353 Wayzata Boulevard, Suite 324, Minneapolis, Minnesota 55416.

     ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

(1) M-Foods Investors, LLC ("Investors"), a Delaware limited liability company wholly owned and solely managed by Vestar Capital Partners IV, L.P., a Delaware limited partnership ("Vestar"), which was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined below) and has not engaged in any activities except in connection with these transactions. The officers of Investors are James P. Kelley, President, J. Christopher Henderson, Vice President and Treasurer, and Jack M. Feder, Secretary;

(2) Vestar Capital Partners IV, L.P. The general partner of Vestar is Vestar Associates IV, L.P., a Delaware limited partnership ("Associates");

(3) Vestar Associates IV, L.P. The general partner of Associates is Vestar Associates Corporation IV, a Delaware corporation;

(4) Vestar Associates Corporation IV. The Board of Directors of Vestar Associates Corporation IV consists solely of Daniel S. O'Connell, and its officers consist of the following: Daniel S. O'Connell, President and Chief Executive Officer, Prakash A. Melwani, Managing Director and Secretary, Arthur J. Nagle, Managing Director, James P. Kelley, Managing Director, Robert L. Rosner, Managing Director, Norman W. Alpert, Managing Director, Sander M. Levy, Managing Director, Nicholas A. Dovidio, Managing Director, John R. Woodard, Managing Director, James L. Elrod, Jr., Managing Director,
     J. Christopher Henderson, Managing Director, David M. Hooper, Managing Director, Todd N. Khoury, Managing Director, Steven M. Silver, Managing Director, Jack M. Feder, Managing Director and General Counsel, Brian Schwartz, Vice President and Chief Financial Officer, and Brian Ratzan, Vice President;

(5) Gregg A. Ostrander, whose principal occupation is President, CEO and Chairman of the Company;

(6) John D. Reedy, whose principal occupation is Executive Vice-President, Treasurer, and CFO of the Company;

(7) Bill L. Goucher, whose principal occupation is President of M.G. Waldbaum Company, a Nebraska corporation and wholly owned subsidiary of the Company;

(8) James D. Clarkson, whose principal occupation is President of Northern Star Co. and Kohler Mix Specialties, Inc., both Minnesota corporations and wholly owned subsidiaries of the Company;

                              Page 18 of 29 Pages

(9) Bradley L. Cook, whose principal occupation is Executive Vice-President and CFO of M.G. Waldbaum Company;

(10) Max Hoffmann, whose principal occupation is CFO of Northern Star Co. and Kohler Mix Specialties, Inc.;

(11) James Mohr, whose principal occupation is Vice-President, Distribution of the Company;

(12) Harold D. Sprinkle, whose principal occupation is Executive Vice-President, Sales of the Company;

(13) 4J2R1C Limited Partnership, a Minnesota limited partnership. The general partners of 4J2R1C Limited Partnership are James H. Michael, Jeffrey J. Michael, and 2JM Enterprises, Inc. The directors of 2JM Enterprises, Inc. are James H. Michael and Jeffrey J. Michael, and the officers of 2JM Enterprises, Inc. are Jeffrey J. Michael, President and Treasurer, and James H. Michael, Vice President and Secretary. 4J2R1C Limited Partnership and 2JM Enterprises are in the business of real estate, equity and other forms of investment;

(14) 3J2R Limited Partnership, a Minnesota limited partnership. The general partners of 3J2R Limited Partnership are Jeffrey J. Michael, as managing general partner, and 2JM Enterprises, Inc. The directors of 2JM Enterprises, Inc. are James H. Michael and Jeffrey J. Michael, and the officers of 2JM Enterprises, Inc. are Jeffrey J. Michael, President and Treasurer, and James H. Michael, Vice President and Secretary. 3J2R Limited Partnership is in the business of real estate, equity and other forms of investment;

(15) Marathon Fund Limited Partnership IV, a Delaware limited partnership ("Marathon"). Miltiades, LLC, a Delaware limited liability company, is the sole general partner of Marathon;

(16) Miltiades, LLC. The managing member and secretary of Miltiades, LLC is Michael S. Israel. The authorized members of Miltiades, LLC are Michael D. Goldner, Van Zandt Hawn, Timothy D. Johnson, John L. Morrison, Michael S. Israel, Edward J. Rieckelman, and Michael T. Sweeney.

     The principal business activity of the Company and its subsidiaries is the production distribution and sale of value-added food products, including egg products, specialty dairy products and mixes, refrigerated potato products, and cheese products.

     Vestar, Associates, and Vestar Associates Corporation IV are affiliates of Vestar Capital Partners, a New York-based private equity firm principally engaged in the business of investing and managing their private equity investments. Marathon is an affiliate of Goldner Hawn Johnson and Morrison, Incorporated, a Minneapolis-based private equity firm principally engaged in the business of investing and managing their private equity investments.

     The entities set forth in clauses (1) through (4), (15) and (16) are collectively hereinafter referred to as the "Acquiring Entities". The individuals set forth in clauses (5) through (12) are collectively hereinafter referred to as the "Management Persons"; the entities set forth in clauses
(13) and (14) are collectively hereinafter referred to as the "Michael Family Persons."

     The Acquiring Entities, the Management Persons and the Michael Family Persons (collectively, the "Reporting Persons") may constitute a "group" for purposes of Rule 13d-5 under the Exchange Act, with respect to their beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this statement. The Reporting Persons have

                              Page 19 of 29 Pages
entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 1 (which is incorporated herein by reference). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. This report on
Schedule 13D constitutes the original report of the Reporting Group.

     During the last five years, none of the Reporting Persons or any other persons required to be identified in this Item 2 pursuant to Instruction C of
Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons or any other persons required to be identified in this Item 2 pursuant to Instruction C of Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the Management Persons or any other persons required to be identified in this Item 2 pursuant to Instruction C of Schedule 13D is a United States citizen. The business address for the Management Persons is Michael Foods, Inc., 5353 Wayzata Boulevard, Suite 324, Minneapolis, Minnesota 55416. The business address for each of the Michael Family Persons and the persons listed in clauses (13) and (14) is c/o Jeffrey Michael, 10851 Louisiana Avenue South, Bloomington, MN 55438. The business address for Marathon and Miltiades, LLC is c/o Goldner Hawn Johnson and Morrison Incorporated, 5250 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-4123. The business address for the entities and individuals listed in clauses (1) through (4) is c/o Vestar Capital Partners IV, L.P., 245 Park Avenue, 41st Floor, New York,
New York, 10167.


     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 21, 2000, a special committee of the board of directors of the Company approved, and the Company, M-Foods Holdings, Inc., a Delaware corporation ("Holdings"), and Protein Acquisition Corp., a Minnesota corporation and wholly owned subsidiary of Holdings ("MergerSub") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing that, upon the terms and subject to the conditions thereof, MergerSub will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation.

     As of the date of this statement, the Reporting Persons have not paid any funds or other consideration for purchases of Common Stock.

     If the Merger is consummated, the transactions contemplated by the Merger Agreement, the payment of related transaction fees and expenses and the refinancing, contemporaneously with the consummation of the Merger, of all existing funded indebtedness of the Company (except for such debt amounts to be agreed which may remain outstanding) will be financed from the following sources: (a) up to $400 million from borrowings under the Senior Credit Facility, the commitment for which is evidenced by the Bank Commitment Letter described below, and attached hereto as Exhibit 3, (b) at least $200 million in gross proceeds from the issuance and sale by the Company of either the Bridge Notes or the Senior Subordinated Notes, the commitment for the Bridge Notes is evidenced by the Bank Commitment Letter described below, and attached hereto as
Exhibit 3, (c) up to approximately $170 million in equity contributed by Vestar and Marathon, the commitment for which is evidenced by those certain Equity Commitment Letters described below, and attached hereto as Exhibits 4 and 5, and
(d) approximately $50 million of common equity and option value of the Company rolled over by the Management Persons and the Michael Family Persons into equity of Investors and deferred compensation arrangements of Holdings, which is evidenced by certain letter agreements (along with certain attachments thereto, the "Rollover Letter Agreements") described below, and attached hereto as Exhibits 10 through 19.

                              Page 20 of 29 Pages

     Pursuant to that certain commitment letter (the "Bank Commitment Letter") from Bank of America, N.A. ("Bank of America"), Banc of America Bridge LLC ("Banc of America Bridge") and Banc of America Securities LLC ("BAS") to Vestar dated as of December 20, 2000, and subject to the conditions set forth therein, it is anticipated that the Company will obtain (i) a $470 million senior secured credit facility (the "Senior Credit Facility") from Bank of America as sole and exclusive administrative and collateral agent (the "Agent") and BAS as sole lead arranger and sole book running manager and (ii) $200 million in gross proceeds from the issuance and sale by the Company of either (A) unsecured senior subordinated debt securities (the "Senior Subordinated Notes") or (B) unsecured senior subordinated bridge notes (the "Bridge Notes"). If issued, Banc of America Bridge will purchase, and BAS will act as sole lead arranger and sole book running manager, with respect to the Bridge Notes. If issued, BAS will act as sole managing underwriter, sole book running manager, sole lead initial purchaser and sole lead manager or placement agent and financial advisor with respect to the Senior Subordinated Notes or other permanent securities. Funding of the Senior Credit Facility and the Senior Subordinated Notes or Bridge Notes remains subject to the satisfaction of certain conditions, a summary of which is included in Appendix A within Exhibit 3 attached hereto which is incorporated herein by reference.

     Pursuant to those certain equity commitment letters (the "Equity Commitment Letters") from each of Vestar and Marathon to Holdings dated as of December 21, 2000, Vestar and Marathon have agreed to make capital contributions of up to $133,900,405 and $35,000,000, respectively, to Holdings in exchange for equity of Investors in order to enable Holdings and Merger Sub to consummate the Merger and the other transactions contemplated by the Merger. These contributions are subject to (i) each of Vestar and Marathon determining that all obligations of Holdings and MergerSub pursuant to the Merger Agreement have been met and all conditions in the Bank Commitment Letters have been satisfied or waived by all parties for whose benefit such conditions exist and (ii) the concurrent consummation of the Merger.

     The descriptions of the Merger Agreement, the Bank Commitment Letter, and the Equity Commitment Letters do not purport to be complete and are qualified in their entirety by reference to the complete text thereof, copies of which are filed as Exhibits 2, 3, 4 and 5 hereto, respectively, and incorporated herein by reference.

     The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

     ITEM 4.  PURPOSE OF TRANSACTION.

     The Merger Agreement provides that each issued and outstanding share of Common Stock (other than the shares, if any, held by the Company as treasury stock or held by MergerSub, which will be cancelled, and the shares held by shareholders who have exercised their statutory appraisal rights under the laws of the state of Minnesota) will be treated in the Merger as follows:

          (a) except as otherwise provided in clause (b) below, each share of Common Stock outstanding at the effective time will be converted into the right to receive $30.10 per share in cash from the Company, without interest thereon (the "Merger Consideration"); and

          (b) certain shares of Common Stock will be contributed to Investors in exchange for the right to receive Investors' equity and/or cash. All such shares contributed to Investors will be in turn contributed to Holdings and by Holdings to MergerSub.

                              Page 21 of 29 Pages

     Each outstanding option to purchase Common Stock, whether or not then exercisable or vested (each an "Option") will be cancelled at the effective time, pursuant to the option cancellation agreements (the "Option Cancellation Agreements") to be entered into with the holders of Options, and the holders thereof will be paid in consideration of such cancellation an amount in cash and/or other consideration equal to the difference between $30.10 and the exercise price of such option (such non-cash consideration, for the Management Persons, will include certain rights to deferred compensation, as described below). The Option Cancellation Agreements to be entered into by all holders of Options (other than the Management Persons) will be substantially similar to the form of Option Cancellation Agreement for Jeffrey M. Shapiro and Norman A. Rodriguez attached hereto within Exhibits 20 and 21.

     The Merger is subject to various conditions, including, but not limited to,
(i) the Company obtaining all the approvals of the holders of shares of Common Stock required under the Minnesota Business Corporations Act, (ii) the expiration of all waiting periods and obtaining all approvals under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, (iii) MergerSub receiving the proceeds of the financing contemplated by the Bank Commitment Letter and Equity Commitment Letters on the terms and conditions set forth therein and with other material terms satisfactory to Holdings, in the amounts necessary to consummate the Merger, and (iv) the absence of any temporary restraining order, injunction or other order issued by any governmental authority or other legal restraint or prohibition preventing the consummation of the Merger.

     As a result of the Merger, (i) the by-laws of the surviving corporation would be those of MergerSub, replacing the by-laws of the Company, (ii) the Common Stock would cease to be authorized to be quoted on any national securities exchange, or over-the-counter market (iii) the Common Stock would be removed from registration under the Exchange Act, (iv) the directors of the surviving corporation will be chosen by Investors, and (v) the officers of the Company would become the officers of the surviving corporation.

     In connection with the signing of the Merger Agreement, on December 21, 2000, each of the Management Persons (other than Bradley L. Cook, Harold D. Sprinkle and James Mohr), Michael Family Persons and the Other Persons (as defined in Item 5 of this Schedule 13D below) entered into a Letter Agreement (for the Management Persons (other than Messrs. Cook, Sprinkle and Mohr) and the Michael Family Persons, in the form of the "Rollover Letter Agreements" attached hereto as Exhibits 10 through 15 and Exhibit 17; for Messrs. Cook, Sprinkle and Mohr, in the form of the "Rollover Letter Agreements" attached hereto as Exhibits 16, 18 and 19 and incorporated by reference herein; for the Other Persons, in the form of the letter agreements attached hereto, and incorporated by reference herein, as Exhibits 20 through 22; all letter agreements collectively constituting the "Letter Agreements") with Investors pursuant to which such person agreed (a) to vote all shares of Common Stock in favor of the Merger and against any other acquisition or any amendment to the articles of incorporation or by-laws of the Company designed to frustrate the Merger, (b) not to dispose of or encumber any of its shares of or options to purchase the Common Stock before the Closing, or to take any action that would restrict such person's ability to perform any and all actions contemplated by the Merger Agreement (except that Messrs. Rodriguez and Shapiro did not agree to refrain from selling, transferring, pledging encumbering their shares or to refrain from exercising their options) and (c) to grant an irrevocable proxy coupled with an interest to Investors, and to appoint Investors as such person's attorney-in-fact, and that such grant would supersede all previous grants of proxy. Messrs. Cook, Sprinkle and Mohr entered into Letter Agreements pursuant to which such person agreed not to dispose of or encumber any of its shares or options to purchase the Common Stock before Closing, or to take any action that would restrict such person's ability to perform any and all actions contemplated by their Management Stock Purchase and Unit Subscription Agreement. Certain of Mr. Reedy's options may expire prior to the consummation of the transactions contemplated by the Merger Agreement, therefore, these options will be extended by the Company's board of directors or exercised in a manner to be agreed upon between Mr. Reedy and Investors. One of the purposes of the Letter Agreements is to secure the support of certain significant holders of Common Stock for the proposed Merger pursuant to the Merger Agreement. There can be no assurance, however, that the proposed Merger will be consummated or as to the timing or terms thereof.

     In the Rollover Letter Agreements, the Management Persons, and, in their Letter Agreements, Jeffrey M. Shapiro and Norman A. Rodriguez, agreed to enter into the Option Cancellation Agreements with the Company. Such Option Cancellation Agreements are attached hereto within Exhibits 10, 11, 13 and Exhibits 15 through 21 and are incorporated by reference herein. In addition, each of the Management Persons agreed (a) to enter into the Management Stock Purchase and Unit Subscription Agreement, (b) to enter into either an Employment Agreement, in the case of Messrs. Ostrander, Reedy, Clarkson and Goucher (which are attached hereto within Exhibits 10, 11, 13 and 15 and are incorporated by reference herein), or a Severance and Deferred Compensation Agreement, in the case of Messrs. Cook, Hoffman, Mohr,

                              Page 22 of 29 Pages
and Sprinkle (which are attached hereto within Exhibits 16, 17, 18 and 19 and are incorporated by reference herein), (c) to accept the adoption of certain stock option arrangements and (d) to enter into the Securityholders Agreement. The Michael Family Persons also agreed to enter into Stock Purchase and Unit Subscription Agreements and the Securityholders Agreement.

     The Management Persons will execute, in connection with the consummation of the transaction contemplated by the Merger Agreement, a Management Stock Purchase and Unit Subscription Agreement (in a form substantially similar to the Management Stock Purchase and Unit Subscription Agreement attached hereto as
Exhibit 7 and incorporated by reference herein) in which these persons will agree to contribute their shares of Common Stock in exchange for Investors' equity (certain of the terms of such equity to be set forth in a limited liability company agreement by and among the Acquiring Entities and/or their affiliates, the Management Persons and the Michael Family Persons) and cash. Each Management Stock Purchase and Unit Subscription Agreement contains, among other provisions, certain put rights and call options as more fully described within Exhibit 7. In addition, the Michael Family Persons will enter into Stock Purchase and Unit Subscription Agreements (in a form substantially similar to the Stock Purchase and Unit Subscription Agreement attached hereto as Exhibit 6 and incorporated by reference herein) in which these persons will agree to contribute their shares of Common Stock in exchange for Investors' equity (certain of the terms of such equity to be set forth in a limited liability company agreement by and among the Acquiring Entities and/or their affiliates, the Management Persons and the Michael Family Persons) and cash. There are no put rights or call options in the Stock Purchase and Unit Subscription Agreements. Finally, the Other Persons and certain other shareholders of the Company, with the exception of Messrs. Shapiro and Rodriguez, will enter into Stock Purchase Agreements (in a form substantially similar to the Stock Purchase Agreement attached hereto as Exhibit 8 and incorporated by reference herein) in which these persons will agree to contribute their shares of Common Stock in exchange for cash.

     Pursuant to the terms of the Employment Agreements, which will be executed at the consummation of the Merger, (a) Messrs. Ostrander, Reedy, Clarkson and Goucher will each receive rights in an unfunded, unsecured nonqualified deferred compensation arrangement (which will be assumed by Holdings) in exchange for the cancellation of certain of their options to purchase shares of Common Stock in an amount equal to the value of such cancelled options, which arrangement will be deemed to be invested in a specified amount of equity of Investors and be eligible to receive certain deemed distributions and actual distributions as described in the Employment Agreements (which are attached hereto as Exhibits 10, 11, 13 and 15 and incorporated by reference herein) and (b) each such person will be subject to provisions comparable to such person's existing employment arrangements. Pursuant to the terms of the Severance and Deferred Compensation Agreements, which will be executed at the consummation of the Merger, (a) Messrs. Cook, Sprinkle, Mohr and Hoffmann will each receive certain rights in an unfunded, unsecured nonqualified deferred compensation arrangement (which will be assumed by Holdings) in exchange for the cancellation of certain of their options to purchase shares of Common Stock in an amount equal to the value of such cancelled options, which arrangement will be deemed to be invested in a specified amount of equity of Investors and be eligible to receive certain deemed distributions and actual distributions as described in the Severance and Deferred Compensation Agreements (which are attached hereto as Exhibits 16, 17, 18 and 19 and incorporated by reference herein) and (b) each such person will be subject to provisions comparable to such person's existing arrangements.

     In addition, the Management Persons will be eligible to participate in a stock option program pursuant to which the compensation committee of the board of directors of Holdings will be authorized to issue options to acquire 5% of the fully-diluted outstanding capital stock of Holdings as of the closing date before giving effect to issuances of warrants to Holdings and its subsidiaries' financing sources. Fifty percent of such options (i.e., options to acquire 2.5% of the fully-diluted outstanding capital stock of Holdings as of the closing date before giving effect to issuances of warrants to Holdings and its subsidiaries' financing sources) will be issued to the Management Persons at the closing with an exercise price equal to $30.10 per share. The compensation committee will determine the number of options which will be granted.

                              Page 23 of 29 Pages

     Moreover, Vestar, Marathon, the Management Persons and the Michael Family Persons will enter into a Securityholders Agreement (in a form substantially similar to the Form of Securityholders Agreement attached hereto as Exhibit 9 and incorporated by reference herein) which will, in general and among other things, contain a voting agreement with respect to composition of the board of managers, restrict the transfer of securities owned by Marathon, the Management Persons and the Michael Family Persons, subject to certain exempt transfers, and contain registration rights, "take-along" obligations, "drag-along" rights and preemptive rights.

     The descriptions of the Letter Agreements, Option Cancellation Agreements, the Employment Agreements, the Severance and Deferred Compensation Agreements, the three forms of Unit Subscription Agreements and the form of Securityholders Agreement, do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as Exhibits hereto and incorporated herein by reference.

     The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or any other persons required to be identified in Item 2 of this statement pursuant to Instruction C of Schedule 13D has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The Company has represented in the Merger Agreement that as of the close of business on December 20, 2000, there were 18,289,484 shares of Common Stock outstanding and 1,814,915 options outstanding. As of the date hereof, the Reporting Persons may beneficially own an aggregate of 3,952,412 shares of Common Stock (including 495,876 shares issuable upon the exercise of options exercisable within 60 days of December 21, 2000), or approximately 21.6% of the Common Stock then outstanding.

     By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (a) and (b)

            Pursuant to irrevocable proxies granted by the Management Persons (other than Messrs. Cook, Sprinkle and Mohr), the Michael Family Persons, and certain other shareholders of the Company (collectively, the "Other Persons")(See Item 4 to this Schedule 13D; such Other Persons retain dispositive power over and the right to receive or the power to direct the receipt of dividends for all of the shares of Common Stock which they beneficially own), Investors shares beneficial ownership of the right to vote 3,952,412 shares of Common Stock (including 495,876 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group"), constituting approximately 21.6% of the Common Stock of the Company as of December 21, 2000. Investors has shared voting power but no investment power with respect to all shares of Common Stock referred to above.

                              Page 24 of 29 Pages

            Vestar Capital Partners IV, L.P., as the sole managing member of Investors, may be deemed to be beneficial owner of the 3,952,412 shares of Common Stock (including 495,876 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group") beneficially owned by Investors, constituting approximately 21.6% of the Common Stock of the Company as of December 21, 2000. Vestar may be deemed to have shared voting power but no investment power with respect to all shares of Common Stock referred to above.

            Vestar Associates IV, L.P., as the general partner of Vestar, may be deemed to be beneficial owner of the 3,952,412 shares of Common Stock (including 495,876 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group") beneficially owned by Vestar, constituting approximately 21.6% of the Common Stock of the Company as of December 21, 2000. Associates may be deemed to have shared voting power but no investment power with respect to all shares of Common Stock referred to above.

            Vestar Associates Corporation IV, as the general partner of Associates, may be deemed to be beneficial owner of the 3,952,412 shares of Common Stock (including 495,876 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group") beneficially owned by Associates, constituting approximately 21.6% of the Common Stock of the Company as of December 21, 2000. Vestar Associates Corporation IV may be deemed to have shared voting power but no investment power with respect to all shares of Common Stock referred to above.

            Marathon Fund Limited Partnership IV does not directly own any shares of Common Stock, but may be deemed to have beneficial ownership over the 3,952,412 shares of Common Stock (including 495,876 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group") beneficially owned by Investors, constituting approximately 21.6% of the Common Stock of the Company as of December 21, 2000, as a result of being deemed a member of the "group" for purposes of Rule 13d-5.

            Miltiades, LLC, as general partner of Marathon, does not directly own any shares of Common Stock, but may be deemed to have beneficial ownership over the 3,952,412 shares of Common Stock (including 495,876 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group") beneficially owned by Investors, constituting approximately 21.6% of the Common Stock of the Company as of December 21, 2000, as a result of Marathon being deemed a member of the "group" for purposes of Rule 13d-5.

            Gregg A. Ostrander beneficially owns 236,292 shares of Common Stock (including 205,900 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group"), constituting approximately 1.3% of the Common Stock outstanding as of December 21, 2000. Ostrander has shared voting power and sole investment power with respect to all the shares of Common Stock referred to above.

                              Page 25 of 29 Pages

            John D. Reedy beneficially owns 85,726 shares of Common Stock (including 58,550 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group"), constituting approximately 0.5% of the Common Stock outstanding as of December 21, 2000. Reedy has shared voting power and sole investment power with respect to all the shares of Common Stock referred to above.

            Bill L. Goucher beneficially owns 89,126 shares of Common Stock (including 76,560 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group"), constituting approximately 0.5% of the Common Stock outstanding as of December 21, 2000. Goucher has shared voting power and sole investment power with respect to all the shares of Common Stock referred to above.

            James D. Clarkson beneficially owns 60,321 shares of Common Stock (including 52,500 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group"), constituting approximately 0.3% of the Common Stock outstanding as of December 21, 2000. Clarkson has shared voting power and sole investment power with respect to all the shares of Common Stock referred to above.

            Bradley L. Cook beneficially owns 28,522 shares of Common Stock (including 23,000 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group"), constituting approximately 0.2% of the Common Stock outstanding as of December 21, 2000. Cook has sole voting power and sole investment power with respect to all the shares of Common Stock referred to above.

            James Mohr beneficially owns 26,979 shares of Common Stock (including 24,000 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group"), constituting approximately 0.1% of the Common Stock outstanding as of December 21, 2000. Mohr has sole voting power and sole investment power with respect to all the shares of Common Stock referred to above.

            Harold D. Sprinkle beneficially owns 18,491 shares of Common Stock (including 17,500 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group"), constituting approximately 0.1% of the Common Stock outstanding as of December 21, 2000. Sprinkle has sole voting power and sole investment power with respect to all the shares of Common Stock referred to above.

            Max Hoffmann beneficially owns 34,590 shares of Common Stock (including 17,400 shares issuable upon the exercise of options exercisable within 60 days of the formation of the "group"), constituting approximately 0.2% of the Common Stock outstanding as of December 21, 2000. Hoffmann has shared voting power and sole investment power with respect to all the shares of Common Stock referred to above.

            4J2R1C Limited Partnership beneficially owns 1,588,489 shares of Common Stock, constituting approximately 8.7% of the Common Stock outstanding as of December 21, 2000. The entity has shared voting power and sole investment power with respect to all the shares of Common Stock referred to above. Jeffrey J. Michael, a general partner of the entity, also beneficially owns 17,790 shares of Common Stock, as to which shares the entity disclaims beneficial ownership.

            James H. Michael, a general partner of the entity, also beneficially owns 5,000 shares of common stock issuable upon the excercise of options exerciseable withing 60 days of the formation of the "group", as to which shares the entity disclaims beneficial ownership.

            3J2R Limited Partnership beneficially owns 1,459,514 shares of Common Stock, constituting approximately 8.0% of the Common Stock outstanding as of December 21, 2000.

                              Page 26 of 29 Pages

            The entity has shared voting power and sole investment power with respect to all the shares of Common Stock referred to above. Jeffrey
            J. Michael, managing general partner of the entity, also beneficially owns 17,790 shares of Common Stock, as to which shares the entity disclaims beneficial ownership.

     (c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

     (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

     (e)    Inapplicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     4J2R1C Limited Partnership has pledged 350,000 shares of Common Stock it holds to Reliance Insurance Company and 178,000 shares of Common Stock it holds to U.S. Bank Minnesota, N.A. and 3J2R Limited Partnership has pledged 1.1 million shares of Common Stock it holds to National City Bank. Such shares of Common Stock are pledged as security for certain standard credit facilities for the benefit of the Michael Family Persons and/or related persons.

     Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 --   Joint Filing Agreement, dated as of January 2, 2001, between the
               Management Persons, the Acquisition Companies and the Michael
               Family Persons.

Exhibit 2 --   Agreement and Plan of Merger, dated as of December 21, 2000, by and among M-Foods Holdings, Inc., Protein Acquisition Corp., and
               Michael Foods, Inc., incorporated by reference from the Company's
               Report on Form 8-K filed December 22, 2000.

Exhibit 3 --   Commitment Letter, dated as of December 20, 2000, by and among
               Vestar, Bank of America, N.A., Banc of America Securities LLC and
               Banc of America Bridge LLC.

Exhibit 4 --   Commitment Letter, dated as of December 21, 2000, by and among
               Vestar, Holdings and MergerSub.

                              Page 27 of 29 Pages

Exhibit 5 --   Commitment Letter, dated as of December 21, 2000, by and among
               Marathon, Holdings and MergerSub.

Exhibit 6 --   Form of Stock Purchase and Unit Subscription Agreement.

Exhibit 7 --   Form of Management Stock Purchase and Unit Subscription
               Agreement.

Exhibit 8 --   Form of Stock Purchase Agreement

Exhibit 9 --   Form of Securityholders Agreement.

Exhibit 10 --  Letter Agreement, dated as of December 21, 2000, by and among
               M-Foods Investors, LLC and Gregg A. Ostrander, including attached Option Cancellation Agreement and Employment Agreement.

Exhibit 11 --  Letter Agreement, dated as of December 21, 2000, by and among
               M-Foods Investors, LLC and John D. Reedy, including attached Option Cancellation Agreement and Employment Agreement.

Exhibit 12 --  Letter Agreement, dated as of December 21, 2000, by and among
               M-Foods Investors, LLC and 4J2R1C Limited Partnership

Exhibit 13 --  Letter Agreement, dated as of December 21, 2000, by and among
               M-Foods Investors, LLC and Bill L. Goucher, including attached Option Cancellation Agreement and Employment Agreement.

Exhibit 14 --  Letter Agreement, dated as of December 21, 2000, by and among
               M-Foods Investors, LLC and 3J2R Limited Partnership

Exhibit 15 --  Letter Agreement, dated as of December 21, 2000, by and among
               M-Foods Investors, LLC and James D. Clarkson, including attached Option Cancellation Agreement and Employment Agreement.

Exhibit 16 --  Letter Agreement, dated as of December 21, 2000, by and among
               M-Foods Investors, LLC and Bradley L. Cook, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.

Exhibit 17 --  Letter Agreement, dated as of December 21, 2000, by and among
               M-Foods Investors, LLC and Max Hoffmann, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.

Exhibit 18 --  Letter Agreement, dated as of December 21, 2000, by and among
               M-Foods Investors, LLC and Harold D. Sprinkle, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.

Exhibit 19 --  Letter Agreement, dated as of December 21, 2000, by and among
               M-Foods Investors, LLC and James Mohr, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.

                              Page 28 of 29 Pages

Exhibit 20 --  Letter Agreement, dated as of December 21, 2000, by and among
               M-Foods Investors, LLC and Jeffrey M. Shapiro, including attached Option Cancellation Agreement.

Exhibit 21 --  Letter Agreement, dated as of December 21, 2000, by and among
               M-Foods Investors, LLC and Norman A. Rodriguez, including attached Option Cancellation Agreement.

Exhibit 22 --  Letter Agreement, dated as of December 21, 2000, by and among
               M-Foods Investors, LLC and ASTA Enterprises Limited Partnership


                              Page 29 of 29 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 2 , 2001

                         M-FOODS INVESTORS, LLC


                         By:  Vestar Capital Partners IV, L.P.
                         Its: Sole Managing Member


                         By:  Vestar Associates IV, L.P.
                         Its: General Partner


                         By:  Vestar Associates Corporation IV
                         Its: General Partner


                         By: /s/ Jack M. Feder
                             ----------------------------------
                              Jack M. Feder
                         Its: Managing Director/General Counsel

                         VESTAR CAPITAL PARTNERS IV, L.P.


                         By:  Vestar Associates IV, L.P.
                         Its: Sole General Partner


                         By:  Vestar Associates Corporation IV
                         Its: General Partner


                         By: /s/ Jack M. Feder
                             ----------------------------------
                              Jack M. Feder
                         Its: Managing Director/General Counsel

                         VESTAR ASSOCIATES IV, L.P.


                         By Vestar Associates Corporation IV
                         Its: General Partner


                         By:  /s/ Jack M. Feder
                             ----------------------------------
                              Jack M. Feder
                         Its: Managing Director/General Counsel

                         VESTAR ASSOCIATES CORPORATION IV

                         By:  /s/ Jack M. Feder
                             ----------------------------------
                              Jack M. Feder
                         Its: Managing Director/General Counsel

                         MARATHON FUND LIMITED PARTNERSHIP IV

                         By:  Miltiades LLC
                         Its: Sole General Partner

                         By: /s/ Michael S. Israel
                             ----------------------------------
                              Michael S. Israel
                         Its: Authorized Member

                         MILTIADES LLC

                         By:  /s/ Michael S. Israel
                             ----------------------------------
                              Michael S. Israel
                         Its: Authorized Member
                             ----------------------------------


                           /s/ Gregg A. Ostrander
                         ----------------------------------
                         Name: Gregg A. Ostrander

                           /s/ John D. Reedy
                         ----------------------------------
                         Name: John D. Reedy

                           /s/ Bill L. Goucher
                         ----------------------------------
                         Name: Bill L. Goucher

                           /s/ James D. Clarkson
                         ----------------------------------
                         Name: James D. Clarkson

                           /s/ Bradley L. Cook
                         ----------------------------------
                         Name: Bradley L. Cook

                           /s/ Max Hoffmann
                         ----------------------------------
                         Name: Max Hoffmann

                           /s/ Harold D. Sprinkle
                         ----------------------------------
                         Name: Harold D. Sprinkle

                           /s/ James Mohr
                         ----------------------------------
                         Name: James Mohr

                         4J2R1C Limited Partnership

                          /s/ Jeffrey J. Michael
                         ---------------------------
                         Name:  Jeffrey J. Michael
                         General Partner

                          /s/ James H. Michael
                         ---------------------------
                         Name:  James H. Michael
                         General Partner


                         3J2R Limited Partnership

                          /s/ Jeffrey J. Michael
                         ---------------------------
                         Name:  Jeffrey J. Michael
                         General Partner